H.B. Fuller Company 1200 Willow Lake Boulevard St. Paul, Minnesota 55110-5101 Phone 651-236-5900	Correspondence to: P.O. Box 64683 St. Paul, MN 55164-0683

April 30, 2021

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Terence O’Brien Branch Chief

Re:

H.B. Fuller Company

Form 10‑K for Fiscal Year Ended November 30, 2020

Filed January 26, 2021

Form 10-Q for the Quarterly Period Ended February 27, 2021

Filed March 25, 2021

Form 8-K

Filed March 25, 2021

File No. 001‑09225

Dear Mr. O’Brien:

This letter contains the responses of H.B. Fuller Company (the “Company”, “we” or “our”) to the comments regarding the report referenced above contained in your letter to the Company dated April 2, 2021. Please note that our 2020 fiscal year ended on November 28, 2020 rather than November 30, 2020 as referenced above and in your specific comments. We have addressed your comment letter by reproducing each comment below and providing our response immediately thereafter.

Form 10-Q for the Quarterly Period Ended February 27, 2021

Note 13. Segments, page 18

1.

You indicate that operating income and adjusted EBITDA of each of your segments are regularly reviewed by your chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance. Since your CODM uses more than one measure of your segments' profit or loss, the reported measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. Refer to ASC 280-10-50-22 and 50-28 and ASC 280-10-55-9. Please note that additional segment profit or loss measure may be presented outside of your financial statements and footnotes as non-GAAP measures if they comply with Regulation G and Item 10(e) of Regulation S-K.

United States Securities and Exchange Commission

April 30, 2021

If the chief operating decision maker uses more than one measure of a segment’s profit or loss to evaluate segment performance and allocate resources, ASC 280-10-50-28 and ASC 290-10-55-9 prescribe that the reported measure shall be the measure that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in its consolidated financial statements. We believe segment operating income is the performance measure that meets the requirements of both ASC 280-10-50-28 and ASC 280-10-55-9. Therefore, in future reports on Form 10-Q and Form 10-K, we will disclose only segment operating income, as it is the measure that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in our consolidated financial statements.

When we disclose segment adjusted EBITDA as a non-GAAP measure outside of our financial statements and footnotes including in our future quarterly earnings releases contained in Form 8-K, we will comply with Regulation G and Item 10(e) of Regulation S-K. Consistent with Regulation G and Item 10(e) of Regulation S-K, we will reconcile adjusted EBITDA for each segment to net income attributable to H.B. Fuller consistent with the reconciliation presented on page 11 of our quarterly earnings release included in Item 2.02 on Form 8-K filed March 25, 2021.

Form 10-K For the Fiscal Year Ended November 30, 2020

Reports of Registered Independent Public Accounting Firms, page 36

2.

Based on the language provided in the audit reports of your successor and predecessor auditors, it is not clear who has taken audit responsibility for the adjustments made to the prior periods presented in the financial statements stemming from the changes to your reportable segment structure. Please ask your auditors to address the following comments:

•

Please clarify whether Ernst & Young performed additional procedures for the prior period segment changes, and if so, how they concluded they were not required to revise their audit report to discuss the procedures performed on the prior period financial statements. Refer to AS 3105 and Question 5 of the PCAOB's Staff Questions and Answers on Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor; and

•

Notwithstanding the information presented in KPMG’s consent dated January 26, 2021, please address why KPMG did not also make corresponding changes to their audit report. Refer to Question 9 of the PCAOB's Staff Questions and Answers on Adjustments to Prior-Period Financial Statements Audited by a Predecessor Auditor. Also, please note that the segment information KPMG referred to in its consent is presented in Note 15, not Note 16.

United States Securities and Exchange Commission

April 30, 2021

We have discussed the Staff’s comment with our successor (“EY”) and predecessor (“KPMG”) auditors. As a result of these discussions, we are working to ensure KPMG is independent in accordance with rules set forth by the SEC and expect to engage them to audit the adjustments made to the prior periods presented in the financial statements stemming from the changes to our reportable segment structure. Upon completion of KPMG’s procedures, we will file an amended Annual Report on Form 10-K/A, including an updated auditors’ report and consent to the incorporation by reference of their auditors’ report. We respectfully acknowledge the error in reference to Note 16 as opposed to Note 15 in KPMG’s consent and this will be corrected when the amended Annual Report on Form 10-K/A is filed.

Note 5. Goodwill and Other Intangible Assets, page 58

3.

We note your change in segments resulted in a change in the allocation of goodwill to your reporting units. Please tell us whether you performed an interim goodwill impairment test related to the existing reporting units before the change. If not, explain why not. Refer to ASC 350-20-35-45 and ASC 350-20-35-3Cf.

In accordance with ASC 350-20-35-45 and ASC 350-20-35-3Cf, we performed an interim goodwill impairment test related to the existing reporting units before the change in segments and there was no indicator of impairment.

Note 15. Segments, page 83

4.

You state in the first paragraph that corporate expenses are fully allocated to each operating segment. However, we note that you have a “Corporate Unallocated” line item within the tabular presentation. Please identify the nature of the unallocated corporate costs and to the extent there are material changes in these costs period to period, expand your Operating Segment Results within Management’s Discussion and Analysis to discuss these changes.

Amounts included in “Corporate Unallocated” represent business acquisition and integration costs, organizational restructuring charges and project costs associated with implementation of SAP ONE. In future reports on Form 10-Q and Form 10-K, we will clarify that not all corporate expenses are allocated to our operating segments and include an explanation of the nature of these amounts. An example of the disclosure to be included in our segment footnote in future periodic reports is presented below.

“We are required to report segment information in the same way that we internally organize our business for assessing performance and making decisions regarding allocation of resources. Revenue and operating income of each of our segments are regularly reviewed by our chief operating decision maker to make decisions about resources to be allocated to the segments and assess their performance.  Segment operating income is identified as gross profit less SG&A expenses. Corporate expenses other than those included in Corporate Unallocated are allocated to each operating segment. Consistent with our internal management reporting, Corporate Unallocated amounts include business acquisition and integration costs, organizational restructuring charges and project costs associated with our implementation of SAP ONE. Corporate assets are not allocated to the operating segments. Inter-segment revenues are recorded at cost plus a markup for administrative costs.

United States Securities and Exchange Commission

April 30, 2021

Further, to the extent there are material changes in these costs period to period, we will expand our discussion in Operating Segment Results within Management’s Discussion and Analysis to describe these changes.

5.

You indicate that the adjusted EBITDA information does not conform to U.S. GAAP and should not be construed as an alternative to the reported results determined in accordance with US GAAP. Item 10(e)(1)(ii)(C) expressly prohibits non-GAAP measures in financial statements prepared in accordance with GAAP. Please revise to remove this non-GAAP information from the notes to your financial statements. Please note that additional segment profit or loss measures may be presented outside of your financial statements and footnotes if they comply with Regulation G and Item 10(e) of Regulation S-K. In this regard, we note that if you chose to present adjusted EBITDA for each segment, each segment’s non-GAAP measure EBITDA must be reconciled to its most directly comparable GAAP measure. In this regard, it is not clear that such GAAP measure would be a consolidated amount, such as net income attributable to H.B. Fuller.

In accordance with the Staff’s comment and Item 10(e)(ii)(C), in future reports on Form 10-Q and Form 10-K, we will exclude adjusted EBITDA from the face of our financial statements and the accompanying notes that are prepared in accordance with US GAAP.

As noted in our response to Comment 1. above, when we disclose segment adjusted EBITDA as a non-GAAP measure outside of our financial statements and footnotes, including in our future quarterly earnings releases contained in Form 8-K, we will comply with Regulation G and Item 10(e) of Regulation S-K. Consistent with Regulation G and Item 10(e) of regulation S-K, we will reconcile adjusted EBITDA for each segment to net income attributable to H.B. Fuller.

Item 2.02 Form 8-K filed March 25, 2021

Regulation G Reconciliation Adjusted net income attributable to H.B. Fuller, page 7

6.

In your reconciliations related to Adjusted net income attributable to H.B. Fuller, your adjustments appear to be net of tax. Please revise your reconciliations to reflect the impact of income taxes as a separate adjustment and to explain how the tax impact is calculated. Refer to Question 102.11 of the updated Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Address this comment as it relates to your tabular presentations on page 11.

United States Securities and Exchange Commission

April 30, 2021

In accordance with the Staff’s comment and Question 102.11 of the updated Compliance & Disclosure Interpretations on Non-GAAP Finance Measures, in future current reports on Form 8-K, we will present our adjustments on a pre-tax basis and reflect the impact of income taxes as a separate adjustment. We will also include an explanation of how the income tax impact is calculated as a footnote to the reconciliation. An example of the disclosures to be included in our future current reports is presented below.

H.B. FULLER COMPANY AND SUBSIDIARIES
REGULATION G RECONCILIATION
In thousands, except per share amounts (unaudited)

	13 Weeks Ended
	February 27,	February 29,
	2021	2020

Net income attributable to H.B. Fuller	$29,791	$9,895

Adjustments:
Acquisition project costs	73	213
Organizational realignment	3,635	2,865
Royal restructuring and integration	1,282	2,986
Tax reform	-	(35)
Project One	2,205	1,375
Other	45	473
Discrete tax items	42	2,004
Income tax effect on adjustments [3]	(2,018)	(1,986)
Adjusted net income attributable to H.B. Fuller [1]	35,055	17,790

Add:
Interest expense	20,392	22,761
Interest income	(2,659)	(2,918)
Income taxes	12,583	5,592
Depreciation and amortization expense [2]	35,502	34,552
Adjusted EBITDA [1]	100,873	77,777

Diluted Shares	53,339	52,580
Adjusted diluted income per common share attributable to H.B. Fuller [1]	$0.66	$0.34
Revenue	$725,904	$646,564
Adjusted EBITDA margin [1]	13.9%	12.0%

[1] Adjusted net income attributable to H.B. Fuller, adjusted diluted income per common share attributable to H.B. Fuller, adjusted EBITDA and adjusted EBITDA margin are non-GAAP financial measures. Adjusted net income attributable to H.B. Fuller is defined as net income before the specific adjustments shown above. Adjusted diluted income per common share is defined as adjusted net income attributable to H.B. Fuller divided by the number of diluted common shares. Adjusted EBITDA is defined as net income before interest, income taxes, depreciation, amortization and the specific adjustments shown above. Adjusted EBITDA margin is defined as adjusted EBITDA divided by net revenue. The table above provides a reconciliation of adjusted net income attributable to H.B. Fuller, adjusted diluted income per common share attributable to H.B. Fuller, adjusted EBITDA and adjusted EBITDA margin to net income attributable to H.B. Fuller, the most directly comparable financial measure determined and reported in accordance with U.S. GAAP.

[2] Depreciation and amortization expense added back for EBITDA is adjusted for amounts already included in Adjusted net income attributable to H.B. Fuller totaling ($227) and ($33) for the three months ended February 27, 2021 and February 29, 2020, respectively.

[3] The income tax effect on adjustments is calculated using the blended effective tax rate on the adjustments, based on the statutory tax rates applicable to the adjustments.

United States Securities and Exchange Commission

April 30, 2021

Regulation G Reconciliation Income before income taxes and income from equity method investments, page 9

7.

Please reconcile the adjustments related to the Organizational realignment and Royal restructuring and integration for the 13 Weeks Ended February 27, 2021 and February 29, 2020 to your disclosure in Note 3 to your Form 10-Q for the Quarter ended February 27, 2021 which indicates that the total restructuring actions reflected in your interim financial statements totaled $1.8M in 2021 and $43K in 2020. In this regard, we also note your disclosure on page 18 of your Form 10-K that your Royal Adhesives Restructuring Plan was implemented in the first quarter of 2018 and was substantially complete. Tell us and expand your disclosures to discuss the nature of costs and your basis for excluding such amounts from your non-GAAP measures. Refer to the guidance of Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures with respect to if you consider these expenses to be normal, recurring, cash operating expenses.

The restructuring charges disclosed in our Form 10-Q are limited to organizational realignment and restructuring costs recognized in accordance with ASC 420-10-25. The adjustments reflected in our Regulation G reconciliations included in our Form 8-K filed on March 25, 2021 represent incremental organizational realignment and restructuring costs that do not meet the specifications of ASC 420-10-25. These costs include internal personnel and consulting costs associated with our organizational realignment, business integrations and restructuring activities, professional service fees related to the restructure of our legal entities in Europe and operational inefficiencies associated with the closure of production facilities and consolidation of operating activities.

Consistent with the guidance provided in Compliance and Disclosure Interpretation 102.03, we evaluate the items included in the adjustments to our financial results determined in accordance with US GAAP to ensure they represent short-term, incremental costs directly associated with the specific programs reviewed and approved by management. As such, we believe the costs included in our adjustments are not normal, recurring, cash operating expenses associated with our ongoing business operations. The nature and amount of our organizational realignment and restructuring and integration charges vary each reporting period due to the timing and size of acquisitions and productivity initiatives and are not incurred in the ordinary course of business. This variation affects the comparability of our operational results across reporting periods and, therefore, we use non-GAAP financial measures that exclude such charges to facilitate review of our operational performance and to provide stakeholders with a better understanding of our short-term and long-term financial trends.

As requested, a reconciliation of the adjustments contained in our Form 8-K compared to our disclosure in Note 3 to our Form 10-Q related to the Organizational realignment and Royal restructuring and integration projects for the 13 weeks ended February 27, 2021 and February 29, 2020 is included below.

13 weeks ended February 27, 2021
Form 10-Q: Organizational realignment	$1,752	Form 10-Q: Royal restructuring and integration charges	$65
Internal personnel and consulting costs	968	Internal personnel and consulting costs	584
Legal entity restructuring professional fees	716	Operating inefficiencies	633
Operating inefficiencies	199
Form 8-K: Organizational realignment	$3,635	Form 8-K: Royal restructuring and integration charges	$1,282

13 weeks ended February 29, 2020
Form 10-Q: Organizational realignment	$(50)	Form 10-Q: Royal restructuring and integration charges	$93
Internal personnel and consulting costs	2,361	Internal personnel and consulting costs	1,820
Legal entity restructuring professional fees	348	Legal entity restructuring professional fees	622
Operating inefficiencies	206	Operating inefficiencies	451
Form 8-K: Organizational realignment	$2,865	Form 8-K: Royal restructuring and integration charges	$2,986

The Royal restructuring program is substantially complete; the remaining charges included in Royal restructuring and integration consist of ongoing manufacturing integration activities and the closure of certain manufacturing facilities acquired through the Royal Adhesives acquisition. In accordance with the Staff’s comment, we will expand our disclosures to more fully describe the nature of these costs in future current reports. An example of the specific footnote disclosures to be included in our Regulation G reconciliation in future current reports is presented below.

■

Organizational realignment - Costs incurred as a direct result of the organizational realignment program, including compensation for employees supporting the program, consulting expense and operational inefficiencies related to the closure of production facilities and consolidation of business activities.

■

Royal restructuring and integration - Costs incurred as a direct result of the Royal restructuring and integration program, including compensation for employees supporting the program, consulting expense and operational inefficiencies related to the closure of production facilities and consolidation of business activities.

* * * * *

United States Securities and Exchange Commission

April 30, 2021

If you have any questions or require any additional information with respect to our responses to the Staff’s comments, please call me at (651) 236-5710 or Tim Keenan, Vice President, General Counsel and Corporate Secretary of the Company, at (651) 236-5867. If you have any questions you would like to address to the Company in writing, please contact Mr. Keenan by email at tim.keenan@hbfuller.com.

Very truly yours,

/s/ John J. Corkrean

John J. Corkrean

Executive Vice President and Chief Financial Officer

cc:	Ms. Tracey McKoy and Ms. Jeanne Baker, Securities and Exchange Commission

Mr. William P. Miller, Ernst & Young LLP

Ms. Jacqueline R. Wyatt, KPMG LLP

Mr. James J. Owens, President and Chief Executive Officer

Mr. Timothy J. Keenan, Vice President, General Counsel and Corporate Secretary

Mr. Robert J. Martsching, Vice President and Corporate Controller